January 14, 2010

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Re:	Ebix, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K Filed December 17, 2009 File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff” or “Commission”) received by letter dated December 30, 2009 with respect to the Staff’s comments primarily pertaining to the Company’s Form 8-K/A filed on December 17, 2009. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately there under. A courtesy copy of this letter has been forwarded to Ms. Melissa Walsh via facsimile transmission at the number listed in your letter. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.

General

1.	As discussed with counsel on December 30, 2009, we are unable to act affirmatively on your request for confidential treatment, as your complete, un-redacted response letter dated November 23, 2009 has already been submitted on EDGAR. As such, once a letter has been submitted, it will be made publicly available on EDGAR.

The Company understands and respects the Commission’s position as to our request for the confidential treatment of our responses to the Staff’s comments on Ebix’s Form 10-K for the year ending December 31, 2008. Regrettably, the Company’s counsel had not specifically been previously advised by the Staff not to submit our responses on EDGAR if the Company desired confidential treatment of same. We now fully understand the confidential treatment process and will abide by these procedures in regards to similar future undertakings.

Form 8-K/A Filed December 17, 2009

Exhibit 99.4

Unaudited Pro Forma Condensed and Combined Financial Information

2.	Revise to present separate columns for the historical results and pro forma adjustments. Please ensure that your pro forma adjustments reconcile to the referenced footnotes explaining the assumptions involved. Refer to Rule 11-02(b)(4) of Regulation S-X.

In the amended 8-K/A, the pro forma condensed and combined statements of income for the year ended December 31, 2008, and nine months ended September 30, 2009, and the pro forma condensed and combined balance sheet as of September 30, 2009 will be modified to include separate columns for the historical information and pro forma adjustments. Some of the explanatory footnotes will be revised so as to be in agreement with the referenced pro forma adjustments; the changes are immaterial.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3.	Describe your accounting for the put option issued to the E-Z Data sellers under the terms of the acquisition agreement. Indicate the impact, if any, on the purchase price allocation and pro forma adjustments.

The put option issued to the E-Z Data sellers in connection the Ebix common shares tendered as part of the purchase consideration will be ascribed a fair value based on a Black-Scholes methodology. Accordingly a portion of the total purchase price consideration will be allocated to the put option based on its fair value at October 1, 2009. Subsequently at the end of each future quarterly reporting period until its expiration, the put option will be revalued, with the changes in its fair value being reflected in earnings for the same period. The preliminary valuation analysis indicates that put option’s value as of October 1, 2009 was $6.60 million. The pro forma condensed and combined balance sheet in the amended 8-K/A will include the fair value of the put option. From a valuation perspective (and associated economic perspective), we do not believe that performing a valuation of the put option associated with the merger agreement for E-Z Data for different valuation dates other than the closing date of October 1, 2009 (e.g. January 1, 2008 and December 31, 2008) provides any useful financial information.  In particular: (1) the inputs used in the valuation of the put option (and required by the Black Scholes model) are date specific (these key inputs being – time to expiration, volatility, exercise price, strike price and the risk free rate) are all date specific inputs; and, (2) while these inputs vary significantly depending on the date being measured, the specific terms of the put option (per the merger agreement) would have been different at these different points as well.

4.	Some of the adjustments may not be appropriate since they are not directly affected by the acquisition. That is, explain the reasons for adjustments (E), (F), (G), and (H) and indicate why you believe that these adjustments are consistent with Rule 11-02(b)(6) of Regulation S-X. Be advised that adjustments should not be made to eliminate a non-recurring item that was not directly affected by the acquisition.

The Company has reevaluated the propriety of pro forma adjustments (E), (F), (G), and (H) from the original 8-K/A filing after carefully considering the specific requirements of Rule 11-02(b)(6) of Regulation S-X, and has concluded that pro forma adjustments (E) and (F) were not relevant because they do not relate to matters that were directly affected by Ebix’s acquisition of E-Z Data. The pro forma condensed and combined statement of income for the year ended December 31, 2008 included in the amended 8-K/A will be revised to reflect the removal of these adjustments. We do believe, however, that pro forma adjustments (G) and (H) are consistent with Rule 11-02(b)(6) of Regulation S-X. Specifically with regards to adjustment (G), the loss pertains to the forgiveness of outstanding advances made to a firm that had been providing programming services to E-Z Data, but for which such services will not be required by Ebix subsequent to its acquisition of E-Z Data; as partial compensation for the loss of the service provider’s future business the principals of E-Z Data and Ebix mutually agreed to forgive the repayment of said advances. Furthermore, with regards to adjustment (H), Section 3.2 of the Acquisition Agreement and Plan of Merger required the E-Z Data sellers to fully pay all of E-Z Data’s bank indebtedness as condition precedent to closing the business acquisition transaction.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Chairman of the Board, President and
Chief Executive Officer

Cc: Robert F. Kerris